Mail Stop 3561

May 19, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Albert Hernandez
President and Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, Florida 33126

> **Re: SkyPostal Networks, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 0-52137**

Dear Mr. Hernandez:

We have reviewed your filing and have the following comments.   Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Contractual Obligations, page 18

1. We note from your disclosure on page 18 and page F-17 that on April 1, 2007 SkyPostal agreed to a mandatory redemption with a shareholder of 3,200,000 shares of common stock at a price per share of $1.00 wherein the shareholder has the right to put to SkyPostal up to 160,000 shares each quarter beginning April 1, 2008 (the "put option right"). Also, it appears from page 18 that you are using the guidance in SFAS No. 150 in accounting for this put option right. Additionally, it appears from your disclosure on page 18 that this put option right is exercised at the option of the holder, which would appear to indicate that this financial instrument embodies a <u>conditional</u> obligation to redeem the put option right rather than an <u>unconditional</u> obligation as outlined in paragraph 9 of SFAS No. 150. In this regard, please fully provide us with your basis and rationale in concluding that this put option right meets the criteria of an unconditional obligation as prescribed under paragraph 9 of SFAS No. 150. As part of your response, please provide us with the terms of this put option right that supports your conclusion and the nature of your relationship with the respective shareholder that holds this put option right. Furthermore, explain to us how you considered the guidance in EITF D-98, in assessing how this put option right should be accounted for in your financial statements. Finally, explain why subsequent measurements of this put option right are accounted for as the difference between the Company's current stock price and the exercise price of the put option right, rather than as prescribed in paragraph 22 of SFAS No. 150. We may have further comment after receipt of your response.

Item 9A(T) Controls and Procedures, page 22

2. For all the material weaknesses disclosed in you management's report on internal control over financial reporting on page 23 and 24, please disclose the action you have taken or plan to take to remedy these identified material weakness.

Item 3-Legal Proceedings, and

Note 6-Intangibles and Other Assets,

3. We note your disclosure regarding the pending arbitration with Crosscheck Media Services and Comm Holdings, Inc. ("CHI") to recover a deposit made by you of $150,000 to Crosscheck Media. It is not clear from the disclosure whether you have recorded any losses associated with the recovery of this $150,000 deposit. Please expand your disclosure to indicate the amount of loss reserves that have been established associated with the recovery of this $150,000 deposit. If no loss has been recorded for the recovery of the $150,000 deposit, please explain why you believe no loss exists or is probable at December 31, 2008. Also, to the extent that you are exposed to material losses in excess of the amounts for which reserves have been established, please revise the notes to your financial statements to include a discussion of the potential range of losses to which you are exposed in connection with this matter. If the range of loss cannot be estimated, state that such an estimate cannot be made and your reason for believing that such a range of loss cannot be estimated. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2.

Independent Auditors' Report

4. Please add the city, state, and independent accountant's conformed signature to the opinion included in the filing in accordance with Rule 2-02 (a) of Regulation S-X.

Consolidated Balance Sheets, page F-2

Note 6-Intangibles and Other Assets,

Note 10-Non-Compete Agreement, and

Note 15-Subsequent Events

5. We note the materiality of the balance of the non-compete agreement. In light of your recurring losses, negative working capital, going concern uncertainty, recent inability to secure financing for acquisitions, supplementally advise us and expand your disclosure to indicate what consideration was given in recording impairment. As part of your response, please explain in detail any significant assumptions and methodology used in your analysis.   Additionally, explain to us and disclose in your financial statements and in the "critical accounting policies" section of MD&A why you concluded that no impairment charge associated with your non-compete agreement was necessary, pursuant to paragraph 7 of SFAS No. 144. We may have further comment upon reviewing your response.

6. In addition, supplementally advise us and expand your disclosure to describe the consequences to your business, financial condition, and liquidity for failing to make the scheduled payments. We may have further comment upon reviewing your response.

Note 6-Intangibles and Other Assets

7. Please revise this footnote to separately disclose intangibles from other assets, as they represent a material asset category with amortizable lives.

Other

8. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided

all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Jeff Jaramillo at (202) 551-3212. Please contact the undersigned at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mr. A J Hernandez
          (305) 593-0843